April 2, 2019

David Massey
Chief Executive Officer
Solar Integrated Roofing Corp.
12411 Poway Road
Poway, CA 92064

       Re: Solar Integrated Roofing Corp.
           Amendment 1 to Offering Statement on Form 1-A
           Filed March 18, 2019
           File No. 24-10933

Dear Mr. Massey:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2019 letter.

Amendment 1 to Offering Statement on Form 1-A filed March 18, 2019

Part I. Item 1. Issuer Information, page 1

1.     We note that there are a number of inconsistencies in Part I and Part
II. For example, the
       type of offering, offering size, etc. Please review and revise Part I and Part II to ensure that your disclosures are consistent.
Part I. Item 4. Summary Information Regarding the Offering...
Summary Information, page 5

2. We note your response to comments 5 and 6 of our prior letter. Please check the appropriate box to indicate that your financial statements are unaudited; revise to reflect that the size of the offering is $5 million instead of $50 million; and revise to reflect that
 David Massey
Solar Integrated Roofing Corp.
April 2, 2019
Page 2
         this is a Tier 1 offering.
Part II. Item. Cover Page of Offering Circular
About This Form 1-A and Offering Circular, page 5

3. We note your response to comment 1 of our prior letter. However, you did not revise the language in the first paragraph to remove any implication that you have not disclosed material information or that investors are required to make inquiries of you to receive all material information to make an informed investment decision as requested. Please revise.
Financial Statements, page 38

4. We note your response to comment 4. The Consolidated Statements of Stockholders'
         Equity/Deficit for the years ended February 28, 2018 and February 28, 2017 provided on page 42 is not legible. Please revise as necessary.
Part III. Exhibits
General, page 60

5. Please file your Articles of Incorporation and Bylaws currently in effect and any amendments thereto.
6. Exhibit 1A-6A is not the General Employment Agreement of David Massey as indicated
         in your exhibit index. Please file the employment agreement with the next amendment.
        You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Terence O'Brien
(Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly (Staff Attorney) at 202-
551-3728 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any other questions.



                                                               Sincerely,
FirstName LastNameDavid Massey
                                                               Division of
Corporation Finance
Comapany NameSolar Integrated Roofing Corp.
                                                               Office of
Manufacturing and
April 2, 2019 Page 2                                           Construction
FirstName LastName